UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-12471

CUSIP NUMBER: [458124 10 8]

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Integrated Surgical Systems, Inc.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office: 1433 N. Market Boulevard, Suite 1, Sacramento, California 95834

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 without unreasonable effort or expense as a result of the failure of the Registrant’s certified public accountant to timely complete its review of the Registrant’s financial statements for such fiscal period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Charles J. Novak	(916)	285-9943
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

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Integrated Surgical Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2008	Integrated Surgical Systems, Inc.
	By:	/s/ Christopher A. Marlett
Christopher A. Marlett, Chief Executive Officer

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Attachment to Form 12b-25

Part IV – Other Information, Item (3)

For the fiscal quarter ended March 31, 2008, the Registrant’s results of operations reflected a net loss of approximately $141,800 as compared with net income for the fiscal quarter ended March 31, 2007 of approximately $69,500.

On June 28, 2007, upon the sale of substantially all of its assets, the Company became inactive. The Company has no employees and all operations are conducted through contracted personnel. General and administrative expenses for the three months ended March 31, 2008 were $160,000.